Filed by MAF Bancorp, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Chesterfield Financial Corp.
                                                  (Commission File No.: 0-32589)

         ON JULY 26, 2004, MAF BANCORP, INC. ISSUED THE FOLLOWING NEWS RELEASE:

FOR IMMEDIATE RELEASE
---------------------


For: MAF Bancorp, Inc.                 Contact:  Jerry A. Weberling,
     55th Street & Holmes Avenue                   Chief Financial Officer
     Clarendon Hills, IL 60514                   Michael J. Janssen,
                                                   Senior Vice President
     www.mafbancorp.com                          (630) 325-7300



                       MAF BANCORP, INC. TO PARTICIPATE IN
           KEEFE, BRUYETTE & WOODS COMMUNITY BANK INVESTOR CONFERENCE

Clarendon Hills, Illinois, July 26, 2004 - MAF Bancorp, Inc. (MAFB), announced that it will be participating in the Keefe, Bruyette & Woods 5th Annual Community Bank Investor Conference to be held in New York, NY on July 27-29, 2004. The conference will be broadcast on the Internet at www.kbw.com and will also be available through MAF's website at www.mafbancorp.com. Through the websites, interested investors will have the opportunity to hear the presentation by Allen Koranda, Chairman of the Board and CEO of MAF Bancorp and Kenneth Koranda, President of MAF Bancorp, which is scheduled to be delivered on Thursday, July 29, 2004 at 8:50 a.m. Central Time. The presentation will also be available on the websites for approximately two weeks following the conference.

MAF Bancorp is the parent company of Mid America Bank, a federally chartered stock savings bank. The Bank currently operates a network of 67 retail banking offices throughout Chicago and Milwaukee and their surrounding areas. Offices in Wisconsin operate under the name "St. Francis Bank, a division of Mid America Bank." The Company's common stock trades on the Nasdaq Stock Market under the symbol MAFB.


                                       ###

         KEEFE, BRUYETTE & WOODS 5TH ANNUAL COMMUNITY BANK INVESTOR CONFERENCE PRESENTATION MATERIALS:

                                     SLIDE 1

                               MAF BANCORP, INC.

                            Keefe, Bruyette & Woods
                              5th Annual Community
                            Bank Investor Conference
                                July 27-29, 2004


These presentation materials are provided to conference attendees for reference purposes only and should be read in conjunction with the more complete information in MAF Bancorp's recent releases and SEC reports, copies of which have been provided herewith.

                                     SLIDE 2


                                OUTLOOK FOR 2004
                                ----------------

The Company currently expects earnings for 2004 to be in the range of $3.20-$3.35 per diluted share. The lowered earnings guidance is primarily a function of current market dynamics. Mortgage loan demand, particularly refinance activity which comprised a significant portion of overall loan volume during 2003 and the beginning of 2004, has dropped significantly following the rise in interest rates during the second quarter. These developments have led the Company to lower its outlook on mortgage loan volume for the balance of the year and to increase lower-yielding adjustable-rate mortgages in its projected mortgage origination product mix. While the Company expects to benefit from lower non-interest expenses in the second half of the year due to completion of the St. Francis systems conversion, some of this benefit will be offset by higher than previously anticipated costs relating to management personnel and infrastructure improvements to accommodate the growth of the Company, as well as from increased costs associated with compliance with new laws affecting public companies.

As a result of lower projected loan origination volume, the Company currently expects less earning asset growth in 2004 than previously projected, which impacts expected net interest income. In addition, the Company expects loan sale profits from 1-4 family originations to be less than previously projected. Income from real estate development activities is projected to be lower than previously estimated because of delays in receiving municipal approvals for the Company's Springbank development. While the approvals are still expected this year, the delay will postpone at least some of the previously anticipated lot sale closings in this new project until 2005. The Company currently estimates income from real estate development operations to be in the range of $6.0-$9.5 million for 2004.

The projections assume a stable housing purchase market, continued good credit quality and completion of the Company's previously authorized stock buyback program.


                      [MAF BANCORP, INC. LOGO APPEARS HERE]

                                     SLIDE 3


                          FORWARD-LOOKING INFORMATION
                          ---------------------------


Statements contained in this presentation that are not historical facts constitute forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended), which involve significant risks and uncertainties. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. These forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," "plan," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain and actual results may differ from those predicted. The Company undertakes no obligation to update these forward-looking statements in the future.

Factors which could have a material adverse effect on operations and could affect management's outlook or future prospects of the Company and its subsidiaries include, but are not limited to, higher than expected overhead, infrastructure and compliance costs needed to support growth in the Company, difficulties implementing the Company's business model in the Milwaukee area markets, unanticipated changes in interest rates or flattening of the yield curve, demand for loan products, unanticipated changes in secondary mortgage market conditions or the market for mortgage servicing rights, deposit flows, competition, adverse federal or state legislative or regulatory developments, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and Federal Reserve Board, difficulties or delays in completing the acquisition of Chesterfield, higher than expected costs or unanticipated difficulties associated with the integration of Chesterfield into MAF, deteriorating economic conditions which could result in increased delinquencies in MAF's or Chesterfield's loan portfolio, the quality or composition of MAF's or Chesterfield's loan or investment portfolios, demand for financial services and residential real estate in MAF's or Chesterfield's market area, unanticipated slowdowns in real estate lot sales or problems in closing pending real estate contracts, delays in real estate development projects, the possible short-term dilutive effect of other potential acquisitions, if any, and changes in accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.


                      [MAF BANCORP, INC. LOGO APPEARS HERE]

                                     SLIDE 4

MAF Bancorp, Inc. (incl. Fidelity)

o        Largest Chicago-based thrift

o        8th largest deposit market share in Chicago area

o        6th largest deposit market share in the Milwaukee area

o        67 branch offices; average branch size of $85 million

o        273,600 households served

o        $9.4 billion in assets

o        $5.7 billion in deposits

o        Market capitalization of $1.4 billion

All data is as of 6/30/04.

                      [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 5

            [MAP OF MAF BANCORP, INC.'S CHICAGO MARKET AREA SHOWING MIDAMERCA BANK, PLANNED DE NOVO AND CHESTERFIELD BRANCHES APPEARS HERE]

                      [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 6

                 [MAP OF MAF BANCORP, INC.'S MARKET AREA SHOWING
                     CURRENT BRANCH LOCATIONS APPEARS HERE]

                      [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 7

[BAR CHART APPEARS HERE WITH THE FOLLOWING PLOT POINTS]

Number of Branches
 (At Period End)

  13         20         22         24         25       27
 -----      -----      -----      -----      -----    -----
 12/95      12/96      12/97      12/98      12/99    12/00


  32         34         66         67            75*
 -----      -----      -----      -----      -----------
 12/01      12/02      12/03       6/04      (Projected)


*Includes Chesterfield, Planned DeNovo and MAFB

                     [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 8

[BAR CHART APPEARS HERE WITH THE FOLLOWING PLOT POINTS]

Total Assets (Billions)

(At Period End)

 $5.20      $5.60      $5.94      $8.93    $9.37
 -----      -----      -----      -----    -----
 12/00      12/01      12/02      12/03     6/04


                      [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 9

[BAR CHART APPEARS HERE WITH THE FOLLOWING PLOT POINTS]

Core Deposits*/Total Deposits
      (At Period End)

 45.7%      51.8%      56.4%      58.2%    60.6%
 -----      -----      -----      -----    -----
 12/00      12/01      12/02      12/03     6/04


*Core Deposits include checking, savings and money market accounts


                     [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 10

[BAR CHART APPEARS HERE WITH THE FOLLOWING PLOT POINTS]

Net Interest Margin

 3.00%    3.08%    2.94%    2.89%   2.92%    3.07%    3.10%     3.05%
 -----    -----    -----    -----   -----    -----    -----     -----
  9/02    12/02     3/03     6/03    9/03    12/03     3/04      6/04

                                 Quarter Ended


                     [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 11

[BAR CHART APPEARS HERE WITH THE FOLLOWING PLOT POINTS]

Number of Checking Accounts

(At Period End)

115,400         140,600         154,100       230,600       238,500
-------         -------         -------       -------       -------
12/00           12/01           12/02          12/03          6/04


                      [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 12

[BAR CHART APPEARS HERE WITH THE FOLLOWING PLOT POINTS]

Deposit Account Service Charges (Millions)

o        25% Annual Growth Rate (12/99 - 12/03)

$10.2        $12.7        $16.5        $22.2        $24.6        $16.6
-----        -----        -----        -----        -----        -----
12/99        12/00        12/01        12/02        12/03         6/04
                                                              (Six Months)

                                   Year Ended

                      [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 13

[PIE CHART APPEARS HERE WITH THE FOLLOWING PLOT POINTS]

Non-Interest Income Sources

o        $39 Million for the Six Months Ended 6/30/04

Deposit Account Service Fees               42%
Mortgage Banking                           14%
Real Estate Development                     9%
Brokerage Fees                              5%
Other                                      30%

                      [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 14

[BAR CHART APPEARS HERE WITH THE FOLLOWING PLOT POINTS]

Efficiency Ratio

44.6%      47.0%      46.4%       47.7%       57.8%       53.6%
-----      -----      -----       -----       -----       -----
12/00      12/01      12/02       12/03        3/04        6/04

                                   Year Ended

Efficiency ratio is calculated by dividing non-interest expense by the sum of net interest income and non-interest income, excluding net gain/(loss) on sale and writedown of mortgage-backed and investment securities.


                      [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 15

[BAR CHART APPEARS HERE WITH THE FOLLOWING PLOT POINTS]

Earnings Per Share by Year

o   12% Annual Growth Rate (1999-2003)

$2.07      $2.40      $2.56      $3.11       $3.26      $3.20-$3.35
-----      -----      -----      -----       -----      -----------
 1999       2000       2001       2002        2003          2004
                                                        (Projected)


                      [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 16

Stock Price Performance

Compounded Annual Growth Rate

One Year                              17%
Three Year                            14%
Five Year                             14%
Ten Year                              18%
Since Inception                       24%

Period Ended 6/30/04 (Dividends Reinvested)

                      [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 17


[PIE CHART APPEARS HERE WITH THE FOLLOWING PLOT POINTS]

Loan Diversification

o   $6.7 Billion as of June 30, 2004

1-4 Family                 61%
Commercial/Other           11%
Consumer                   17%
Multifamily                 9%
C&I                         2%


                      [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 18

o   Diversity of Loan Type

o   Customers for Life

o   Numerous Sources of Fee Income


                      [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 19


Business Banking

o   Direct Connection with Business Customers
o   No Syndicated Loans or National Leases
o   Focus on Lending and Deposit Services
o   High Credit Quality


                      [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 20

[BAR CHART APPEARS HERE WITH THE FOLLOWING PLOT POINTS]

Loan Originations / Loan Sales

(Millions)

Loan Originations
-----------------

        $1,484      $2,828      $3,691      $4,994       $2,197
        ------      ------      ------      ------       ------
          2000       2001        2002        2003         6/04
                                                      (Six Months)


Loan Sales
----------

        $336        $1,020      $1,315      $1,765       $391
        ----        ------      ------      ------       ----
        2000         2001        2002        2003        6/04
                                                    (Six Months)


                      [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 21


Home Loans - Cross Penetration

Six Months Ended June 30, 2004

     o   42% - Equity Lines of Credit
     o   41% - Checking Accounts


                      [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 22

Loan-Generated Fee Income

o    Mortgage Banking

o    Title Insurance

o    Risk Sharing with Mortgage Insurance Companies


                      [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 23

Mortgage Banking Operation

(Millions)


                                   Year Ended           6 Months Ended
                            ----------------------      --------------
                              2002          2003            6/30/04
                            --------      --------          -------
Gain on Sale of Loans        $ 16.4       $ 25.9            $  3.5
Loans Sold                   $1,315       $1,765            $  391


                      [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 24

[BAR CHART APPEARS HERE WITH THE FOLLOWING PLOT POINTS]

Loan Servicing Portfolio (Millions)
(At Period End)


$1,227       $785       $1,402       $2,022       $3,330       $3,309
------       -----      ------       ------       ------       ------
12/99        12/00      12/01        12/02        12/03         6/04


                      [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 25

Loan-Generated Fee Income

o    Mortgage Banking

o    Title Insurance

o    Risk Sharing with Mortgage Insurance Companies


                      [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 26

Credit Quality - 6/30/04

o    NPL/Total Loans:  .43%
o    Allowance for Loan Losses/NPL:  120%
o    Allowance for Loan Losses/Total Loans:  .52%
o    93% of NPL are secured by 1-4 Family Properties
o    YTD 2004 Net Charge-offs:  $414,000


                      [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 27

[BAR CHART APPEARS HERE WITH THE FOLLOWING PLOT POINTS]

Income from Real Estate Operations

(Millions)

    $9.6         $9.5          $11.5         $9.7          $11.3
    -----        -----         -----         -----         -----
    12/99        12/00         12/01         12/02         12/03

                                   Year Ended

                      [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 28

[MAP OF SPRINGBANK OF PLAINFIELD APPEARS HERE]


                      [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 29

Company Highlights

o    Growing franchise in attractive markets
o    Strong and varied asset-generation capabilities
o    Excellent credit quality
o    Multiple non-interest income sources
o    Solid earnings growth history


                      [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 30

MAF BANCORP, INC.

"PAYING A HIGHER RATE OF ATTENTION"  [LOGO]

                      [MAF BANCORP, INC. LOGO APPEARS HERE]

                                    SLIDE 31

              ADDITIONAL INFORMATION REGARDING PENDING ACQUISITION

   NOTE: The following notice is included to meet certain legal requirements.
   --------------------------------------------------------------------------

MAF has filed a registration statement containing a preliminary proxy statement/prospectus and other documents regarding its proposed transaction with Chesterfield Financial Corp. with the Securities and Exchange Commission. CHESTERFIELD SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT MAF AND CHESTERFIELD, AND THE PROPOSED TRANSACTION. When available, copies of the proxy statement/prospectus will be mailed to Chesterfield shareholders, and it and other documents filed by MAF or Chesterfield with the SEC may be obtained free of charge at the SEC's web site at http://www.sec.gov, or by directing a request to MAF at 55th Street & Holmes Avenue, Clarendon Hills, IL 60514 or Chesterfield at 10801 S. Western Avenue, Chicago, IL 60643.

Chesterfield and its directors, executive officers and certain other members of management and employees may be soliciting proxies from their stockholders in favor of the proposed merger. Information regarding such persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Chesterfield's stockholders in connection with the proposed merger is set forth in Chesterfield's proxy statement filed with the SEC on October 17, 2003 relating to its annual meeting of stockholders held on November 18, 2003. Additional information is set forth in the preliminary proxy statement/prospectus on file with the SEC.


                      [MAF BANCORP, INC. LOGO APPEARS HERE]